Filed by: International Paper Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Smurfit Kappa Group Plc Subject Company Commission File No.: 333-178633 Date: May 16, 2018

Goldman Sachs Basic Materials Conference May 16, 2018

No offer or solicitation This presentation is provided for informational purposes only and is not intended to and does not constitute an offer to subscribe for or purchase nor a solicitation of an offer to sell or the solicitation of any vote or approval in any jurisdiction in respect of, shares of International Paper Company (“International Paper“ or “IP”) or Smurfit Kappa Group plc (“Smurfit Kappa”). This presentation is not intended to and does not constitute a prospectus for the purposes of EU Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”). Accordingly, investors should not subscribe for, or purchase, any securities referred to in this presentation except on the basis of the information to be contained in the prospectus in relation to shares which would be issued by IP in connection with the offer (“Prospectus”), which, if published, will be prepared in accordance with the Prospectus Directive. Copies of the Prospectus, if published, will be available from IP’s website at (http://investor.internationalpaper.com/investor-relations/Smurfit-Kappa-Proposal/). Restrictions on certain information under the Irish Takeover Rules Smurfit Kappa is a company subject to the jurisdiction of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (“Irish Takeover Rules”). Under the Irish Takeover Rules, IP management is prohibited from discussing any material information or significant new opinions which have not been publicly announced. Any person interested in securities of Smurfit Kappa or IP is encouraged to consult their professional advisers. Statements required by the Irish Takeover Rules The directors of IP accept responsibility for the information contained in this presentation. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this presentation for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. Disclosure requirements of the Irish Takeover Rules Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of Smurfit Kappa or IP, all “dealings” in any “relevant securities” of Smurfit Kappa or IP (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30pm (Irish/UK time) in respect of “relevant securities” of Smurfit Kappa and 3.30pm (New York time) in respect of “relevant securities” of IP on the “business” day following the date of the relevant transaction. This requirement will continue until the “offer period” ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Smurfit Kappa or IP, they will be deemed to be a single person for the purposes of Rule 8.3 of the Irish Takeover Rules. Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Smurfit Kappa by IP or “relevant securities” of IP by Smurfit Kappa, or by any party “acting in concert” with either of them, must also be disclosed by no later than 12 noon (Irish/UK time) in respect of “relevant securities” of Smurfit Kappa and 12 noon (New York time) in respect of “relevant securities” of IP on the “business” day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. “Interests in securities” arise, in summary, when a person has a long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose dealings under Rule 8, please consult with the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel by telephone on +353 1 678 9020. No Profit Forecast / Asset Valuation No statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that profits or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Smurfit Kappa or International Paper as appropriate. No statement in this presentation constitutes an asset valuation. Merger benefit statement No statement in this presentation constitutes an estimate of the anticipated financial effects of an acquisition of Smurfit Kappa, whether for Smurfit Kappa or International Paper. Goldman Sachs Basic Materials Conference I May 16, 2018 2

Forward-Looking statements Certain statements in this presentation may be considered forward-looking statements. Words such as “expects”, “anticipates”, “estimates”, “believes” and similar expressions identify forward-looking statements. The forward-looking statements include, but are not limited to, information regarding the ability of International Paper to complete the transaction, the timing of an offer by International Paper, the nature of International Paper’s offer including whether or not a secondary listing will be made and potential synergies and benefits for the combined company. These statements reflect management’s current views and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these statements. Factors which could cause actual results to differ include but are not limited to: (i) the level of indebtedness and changes in interest rates; (ii) industry conditions, including but not limited to changes in the cost or availability of raw materials, energy and transportation costs, competition faced, cyclicality and changes in consumer preferences, demand and pricing for International Paper products; (iii) global economic conditions and political changes, including but not limited to the impairment of financial institutions, changes in currency exchange rates, credit ratings issued by recognized credit rating organizations, the amount of future pension funding obligation, changes in tax laws and pension and health care costs; (iv) unanticipated expenditures related to the cost of compliance with existing and new environmental and other governmental regulations and to actual or potential litigation; (v) whether International Paper experiences a material disruption at one of its manufacturing facilities; (vi) risks inherent in conducting business through joint ventures; (vii) ability to achieve the benefits expected from strategic acquisitions, divestitures and restructurings; (viii) the outcome of consultations with employees required by applicable law; (ix) the willingness of the Smurfit Kappa Board to recommend a transaction with International Paper, and (x) other factors that can be found in International Paper’s press releases and U.S. Securities and Exchange Commission (the “SEC”) filings. These and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in greater detail in International Paper’s SEC filings. International Paper undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Statements relating to non-GAAP measures During the course of this presentation, certain non-U.S. GAAP financial measures may be presented. A reconciliation of all presented non-GAAP measures (and their components) to U.S. GAAP financial measures is available on IP’s website at internationalpaper.com under Performance/Investors. Ilim JV and Graphic Packaging Investment Information All financial information and statistical measures regarding our 50/50 Ilim joint venture in Russia (“Ilim”) and our 20.5% ownership interest in a subsidiary of Graphic Packaging Holding Company, other than historical International Paper Equity Earnings and dividends received by International Paper, have been prepared by the management of Ilim and Graphic Packaging Holding Company, respectively. Any projected financial information and statistical measures reflect the current views of Ilim and Graphic Packaging Holding Company management and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such projections. See “Forward-Looking Statements.” Employee consultation No potential options, proposals, analysis and costings in this presentation are, or should be deemed to be, an indication that any decision has been made to implement any course of action that could affect employees. No final decisions will be made until legally required employee consultation has concluded. Important Additional Information In connection with a potential acquisition by International Paper of Smurfit Kappa that is carried out by way of a scheme of arrangement (“Scheme”), the new International Paper shares to be issued to Smurfit Kappa shareholders under the terms of the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933 or under the securities laws of any state, district or other jurisdiction of the United States. It is expected that the new International Paper shares would be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof. Nothing in this presentation should be construed as meaning that the potential acquisition will be carried out by a scheme of arrangement, or at all. In the event that a Scheme does not qualify (or International Paper otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the U.S. Securities Act of 1933, International Paper would expect to register the offer and sale of the securities it would issue to Smurfit Kappa’s shareholders by filing with the SEC a registration statement on Form S-4 (the “Registration Statement”), which would contain any necessary Prospectus, as well as other relevant materials (the “Tender Offer Documents”). No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that International Paper may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT INTERNATIONAL PAPER OR SMURFIT KAPPA HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED ACQUISITION. The information contained in this presentation must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. International Paper does not accept any responsibility for any violation by any person of any such restrictions. The Tender Offer Documents and other documents referred to above, if filed or furnished by International Paper with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to International Paper, 6400 Poplar Ave Memphis, TN 38197, United States. Publication on website Pursuant to Rule 19.9 of the Irish Takeover Rules, this presentation will be made available (including to IP’s employees) on IP’s website (http://investor.internationalpaper.com/investor-relations/Smurfit-Kappa-Proposal). Neither the contents of IP’s website, nor the contents of any other website accessible from hyperlinks on such websites, is incorporated herein or forms part of this presentation. Goldman Sachs Basic Materials Conference I May 16, 2018 3

IP Supports Irish Takeover Panel Timetable Deadline for Binding Offer Established February 14    March 6 March 26May 16June 6 Initial approachOriginalRevised“PUSU”“PUSU” toproposalproposal announcementdeadline Smurfit Kapparejectedrejected    IP supports the Panel’s decision and favors a prompt resolution IP has until June 6 to announce whether it will or will not make a binding offer under Rule 2.5 If a binding offer under Rule 2.5 is not made by the “PUSU” deadline, IP would be prevented from making such an offer for 12 months (subject to limited exceptions) Goldman Sachs Basic Materials Conference I May 16, 2018 4

Building a Premier Global Packaging Business Engagement Key to Unlocking Value IP believes its current proposal represents a compelling strategic and financial rationale for a combination with Smurfit Kappa IP will not proceed with a binding offer unless recommended by Smurfit Kappa’s Board of Directors IP believes both companies ï,§ IP would seek a secondary listing on the London Stock should meet to explore a Exchange to enable Smurfit Kappa shareholders to share path forward to a in the potential value created by the combined recommended transaction compa IP would provide a “mix and match” facility, which would essentially allow Smurfit Kappa shareholders to receive, subject to offsetting elections, a greater or lesser proportion of cash or IP shares Goldman Sachs Basic Materials Conference I May 16, 2018 5

Strong, Sustainable Revenue Growth Across All Segments[1]


Industrial Packaging
15%
12%
9%
6%
3%
0%
1Q17 vs. 1Q16
2Q17 vs. 2Q16
3Q17 vs. 3Q16
4Q17 vs. 4Q16
1Q18 vs. 1Q17
2Q18F vs. 2Q17


Global Cellulose Fibers[2,3]
15%
12%
9%
6%
3%
0%
18%
20%
1Q17 vs. 1Q16
2Q17 vs. 2Q16
3Q17 vs. 3Q16
4Q17 vs. 4Q16
1Q18 vs. 1Q17
2Q18F vs. 2Q17


Printing Papers
15%
12%
9%
6%
3%
0%
1Q17 vs. 1Q16
2Q17 vs. 2Q16
3Q17 vs. 3Q16
4Q17 vs. 4Q16
1Q18 vs. 1Q17
2Q18F vs. 2Q17

See footnotes beginning on Slide 22

Goldman Sachs Basic Materials Conference | May 16, 2018

INTERNATIONAL PAPER

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Strong Market Fundamentals and Internal Catalysts

Market Fundamentals	▪ Robust global demand across core businesses ▪ High mill operating rates
Earnings Runway	▪ Packaging and pulp volume ▪ Price flow-through from 2017 increases ▪ Recent price increase realization (all businesses) ▪ Product and segment mix optimization ▪ Non-price cost reduction projects & initiatives
Near-term Catalysts	▪ Madrid Recycled CB Mill start-up (late 2Q18) ▪ Commercial excellence and product innovation ▪ Industrial Packaging mill capacity enhancements ▪ Cellulose Fiber post-synergy optimization
Cash Generation	▪ Strong and sustainable free cash flow

Goldman Sachs Basic Materials Conference I May 16, 2018
INTERNATIONAL PAPER
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Investor Relations Contacts Guillermo Gutierrez +1-901-419-1731 Michele Vargas +1-901-419-7287 Media Contact Tom Ryan +1-901-419-4333 Sachs Basic Materials Conference I May 16, 2018 8